FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Desai, Rohit M.	2. Issuer Name and Ticker or Trading Symbol SITEL Corporation SWW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Desai Capital Management Incorporated 410 Park Avenue, Suite #830	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 7, 2003
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year) December 12, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								25,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Buy								(1)	(1)	Common Stock	12,000	6.3745	12,000	D
Option to Buy								(2)	(2)	Common Stock	10,000	2.51	10,000	D
Option to Buy								(3)	(3)	Common Stock	10,000	2.77	10,000	D
Phantom stock units	1 for 1							(4)	(4)	Common Stock	20,471.6763	(4)		D
Phantom stock units	1 for 1							(5)	(5)	Common Stock	20,584.3006	(5)		D
Phantom stock units	1 for 1	12/12/02		A		943.3962		(6)	(6)	Common Stock	943.3962	1.590	41,999.3731	D

Explanation of Responses:

(1) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 2001 and 2002 and expires April 21, 2010. The option is subject to the terms and provisions in the option agreement and the SITEL Corporation 1999 Stock Incentive Plan, as amended (the "1999 Plan").
(2) The option is fully exercisable beginning on May 4, 2002 and expires May 4, 2011 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(3) The option is fully exercisable beginning on May 3, 2003 and expires May 3, 2012 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(4) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan on various dates during 2001 at prices ranging from $0.95 to $3.325, as previously reported on Form 5 for 2001. The units are to be settled in stock when the reporting person ceases to be a director.
(5) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan on various dates from January 11, 2002 through November 3, 2002 at prices ranging from $1.66 to $3.19, as previously reported on Form 4. The units are to be settled in stock when the reporting person ceases to be a director.
(6) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan. The units are to be settled in stock when the reporting person ceases to be a director.

By: /s/ Rohit M. Desai **Signature of Reporting Person	January 7, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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